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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 12a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  July 31, 2003

                           Commission File No. 0-26498
                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                          12 Abba Hilel, Silver Street
                                       Lod
                                  71111 Israel
                    (Address and principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X|          Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes |_|                No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

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Attached hereto and  incorporated by reference  herein is a press release of the registrant dated July 31, 2003.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  NUR MACROPRINTERS LTD.


Date: August 7, 2003                              By: /s/ David Amir
                                                  ----------------------------
                                                  David Amir
                                                  Chief Executive Officer

NUR Macroprinters Ltd. Announces Second Quarter Financial Results & $4 Million Private Placement

Second Quarter Revenues of $13.1 Million -- Net Loss of $1.7 Million, Excluding Restructuring and One-Time Charge of $14.3 Million -- Private Placement and Bank Debt Restructuring to Facilitate Focused Business Strategy -- Goal of Profitability by Year-End

LOD, Israel, July 31 -- NUR Macroprinters Ltd. (Nasdaq: NURM), a leading manufacturer of wide-format and superwide digital printing systems and consumables for the out-of-home advertising market, today announced its consolidated financial results for the six months and second quarter ended June 30, 2003. It also announced that it has secured a convertible loan commitment of up to $4 Million to draw upon as well as bank debt restructuring.

Financial Results

Revenues for the second quarter of 2003 were $13.1 million, compared to $23.4 million during the second quarter of 2002. Net loss for the second quarter was $(1.7) million, or $(0.10) per share, excluding one-time inventory costs and write-offs of $5.5 million, one-time doubtful accounts receivable expense of $6.7 million, and restructuring costs of $2.1 million, and $(16.0) million including such charges, as compared to a net loss of $(1.0) million, or $(0.06) per share, in the comparable quarter last year, excluding restructuring charges of $0.8 million, and a net loss of $(1.9) million, or $(0.11) per share including such charges.

Gross profit for the second quarter, excluding one-time inventory costs and write-offs of $5.5 million, was $5.3 million, compared to $7.2 million in the second quarter of 2002. Gross margin for the second quarter of 2003 excluding one-time inventory costs and write-offs was 40.1%, compared to 30.7% for the second quarter of 2002.

Operating expenses for the second quarter were $6.4 million, excluding one-time doubtful debt accounts receivable expenses of $6.7 million, and restructuring costs of $2.1 million, (and $15.2 million including such charges), down 22% from $8.1 million in the comparable quarter last year. Operating loss for the second quarter of 2003 was approximately $(1.1) million, excluding one-time charges and restructuring costs, and $(15.4) million including such charges, versus $(1.0) million in the same quarter last year.

Revenues for the first six months of 2003 were $30.2 million, compared to $44.8 million during the first six months of 2002. Net loss for the first six months of 2003, excluding one-time inventory costs and write-offs of $5.5 million, one-time doubtful debts expense of $6.7 million, and restructuring costs of $2.1 million, was $(3.1) million, or $(0.18) per share, and $(17.4) million, or $(1.01) per share including such charges, as compared to a net loss of $(4.9) million, or $(0.29) per share excluding restructuring charges of $(0.9) million, or $(0.34) including such charges, in the comparable period last year.

Gross profit for the first half of 2003, excluding one-time inventory costs and write-offs of $5.5 million, was $11.0 million, and $5.4 million including such charges, compared to $13.1 million in the first half of 2002. Gross margin for the first half of 2003, excluding the one-time inventory costs and write-offs, was 36.3%, compared to 29.2% for the first half of 2002.

Operating expenses for the first six months were $13.2 million, excluding a one-time doubtful accounts receivable expenses of $6.7 million, and restructuring costs of $2.1 million, (and $21.9 million including such charges), down 24% from $17.3 million in the comparable period last year. Operating loss for the first half of 2003 was approximately $(2.2) million, excluding the one-time doubtful accounts receivable expenses and the restructuring costs, (and $(16.5) million including such charges), versus $(4.2) million in the same period last year.

Operational Review

David Amir, who was appointed CEO and President of NUR in April 2003, commented on the midyear operating results, "During the first half of 2003, we focused on improving our operational strength, and running our operations in an even more cost-effective manner. We reduced employee headcount from about 350 in the beginning of the year to under 250 by the end of August. We focused on improving cash flow, and we successfully achieved our goal of breakeven cash balance this quarter. In the second half of 2003, our goal is to achieve profitability by year-end."

"Turning to operations, as reported previously, we signed an agreement to acquire the remaining 50% of NUR Pro-Engineering, making us the sole owners of our assembly facility. At the same time, we are in the final stages of moving our production from San Antonio, Texas to our Israeli production facility. With these moves, we will have one production facility for all product lines and, we believe, a leaner more efficient organization able to meet future challenges. "

"We have decided to exit the substrate business. Today, as digital wide format printers have become widespread, substrates have become a low margin commodity that is no longer profitable for NUR to resell. Terminating this business reduced revenues this quarter by about $2 million compared to Q1 2003, and $3.4 million compared to Q2 last year. We are more strongly focusing on our proprietary specialty inks, sales of which increased during the second quarter after a long period of decline. A new vice president of inks was recently appointed to help us improve market share. We believe that we are now positioned to regain market share and increase our sales in this potentially lucrative market."

Convertible Loan & Agreements With Banks

NUR also announced it has secured a convertible loan commitment from several investors according to which the investors have undertaken to provide NUR with a convertible loan in the aggregate amount of up to $4.0 million. NUR's chairman and largest shareholder will provide up to $2.0 million of the loan.

Under the terms of the loan agreement, the loan is convertible at any time into ordinary shares of NUR at a conversion rate of $0.62 per share, which is 20% above the market price at the time the terms were agreed upon. In consideration for the loan undertaking, the Company agreed to pay a cash commitment fee and issue to the investors warrants to purchase ordinary shares of the Company equal to 15% of the loan at an exercise price of $0.52 per share exercisable over a five-year period. In the event of a draw down of the loan, the Company will issue to the investors additional warrants to purchase ordinary shares in the amount equal to $15% of the draw down amount, at an exercise price of $0.52 per share, and exercisable for a period of five years from the date of the draw down.

The equity conversion factor of the loan and the participation of Mr. Dan Purjes in the loan transaction are subject to the requisite approval of NUR's shareholders.

Our major Banks have agreed to modify certain covenants and reschedule NUR's long-term debt. They also agreed that no principal will be repaid in the next 12 months and thereafter NUR will repay the loans in smaller installments through the end of 2005.

Commenting on these NUR's financial transactions, Mr. Amir stated, "We are now in a stronger financial position. We've achieved a breakeven cash balance, we've reached an agreement with our banks to reduce the payments we will be paying them in the near future, and we've secured a private placement to draw upon in the aggregate of up to $4 Million. We believe these actions by NUR's banks and shareholders are strong votes of confidence in our company's future."

Mr. Amir concluded, "We recognize that there are still major challenges ahead of us. Nonetheless, we are confident that the new management team we have put in place at our corporate and subsidiary headquarters, the introduction of new machine models now in final beta tests, and the renewed focus on inks, will bring NUR back to industry leadership, profitability and growth."

Non-GAAP Financial Measures

In addition to reporting financial reports for the six months and second quarter ended June 30, 2003, in accordance with generally accepted accounting principle ("GAAP"), NUR has also provided financial results excluding certain extraordinary items. These measurements are not in accordance with GAAP. NUR's management believes, however, that these amounts would be useful to investors comparing the Company's current operating performance to past and future fiscal periods. The excluded items constitute one-time, non-recurring events.

The Company will host a conference call to discuss these results on Thursday, July 31st at 11:00 am EDT / 6:00pm Israel time. To participate, please call 1-877-356-9548 (U.S. toll free) 11-800-945-7877 (Israel toll free) or
1-706-679-0587 (International), ID Code: NUR. The conference call also will be available for replay for 14 days starting 2pm EDT on the day of the call, by calling 1-800-642-1687 (U.S.) / 1-706-645-9291 (International and Israel) and
enter conference ID number 199 7771.

ABOUT NUR MACROPRINTERS LTD.

NUR Macroprinters (Nasdaq: NURM) is a global market leader in wide and super wide digital printing solutions for the out-of-home advertising market. From its photorealistic printers to its high throughput production presses, NUR's comprehensive line of digital printers and consumables address the complete range of wide and super wide format digital printing requirements. NUR's fully digital printing solutions help customers worldwide deliver the high quality and fast turnaround they need to meet their customers' wide ranging printing requirements. NUR Macroprinters Ltd. can be found at www.nur.com.

SAFE HARBOR: Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of NUR Macroprinters Ltd. To be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for NUR Macroprinters Ltd's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to NUR Macroprinters Ltd.'s reports filed from time to time with the Securities and Exchange Commission. This press release is available at www.nur.com and www.portfoliopr.com/.

     CONTACT:       Hilel Kremer CFO
                    972-8-914-5555
                    hilelk@nur.com
                    --------------

     PORTFOLIO PR   Paul Holm/Matthew Karsh
     CONTACTS:      212-736-9224
                    pholm@portfoliopr.com / mkarsh@portfoliopr.com
                    ---------------------   -----------------------

NUR MACROPRINTERS LTD.
Consolidated Statements Of Operations
U.S. $ in thousands, except per share data


                                         Six months ended
                          ---------------------------------------------------
                           6/30/2003    6/30/2003     6/30/2002    6/30/2002
                             GAAP      Non GAAP(a)      GAAP       Non GAAP(b)
                                         Proforma                   Proforma
                            Unaudited   Unaudited     Unaudited    Unaudited
                           -----------  ----------   ----------    ----------
    Revenues
      Sales of printers
       and related
       products                $30,196     $30,196      $44,809       $44,809

                                30,196      30,196       44,809        44,809
    Cost of revenues
      Cost of sales of
       printers and
       related products         19,225      19,225       31,738        31,738
      One time inventory
       costs and
       write-offs                5,522                        0             0
                                24,747      19,225       31,738        31,738

    Gross profit                 5,449      10,971       13,071        13,071
                                18.05%      36.33%       29.17%        29.17%
    Research & Development
     expenses                    3,740       3,740        4,597         4,597
    Less-Grants                   (598)       (598)        (564)         (564)
    Research & Development
     expenses, net               3,142       3,142        4,033         4,033

    Selling expenses, net        5,884       5,884        6,500        6,500
    General and
     administrative
     expenses                    4,144       4,144        5,772         5,772
    Amortization of
     intangible assets               0           0        1,002         1,002
    One time doubtful
     debts expenses              6,694           0            0             0
    Restructuring and
     other one time
     expenses                    2,074           0          848             0
                                18,796      10,028       14,122        13,274

    Operating income
     (loss)                    (16,489)     (2,199)      (5,084)       (4,236)

    Financial expenses net        (937)       (937)        (456)         (456)
    Other expense net              156         156         (107)         (107)


    Income (loss) before
     taxes on income and
     equity losses             (17,270)     (2,980)      (5,647)       (4,799)

    Taxes on income               (158)       (158)         (75)          (75)
    Equity in profits
     (losses) of affiliates,
      net of taxes                   0           0            0             0

    Net loss for the
     period                   $(17,428)    $(3,138)      (5,722)       (4,874)
                                -57.72%     -10.39%      -12.77%       -10.88%


    Loss per share              $(1.01)     $(0.18)      $(0.34)       $(0.29)
    Loss per share              $(1.01)     $(0.18)      $(0.34)       $(0.29)
    Weighted average
     number of shares
     outstanding during
     the period             17,185,965  17,185,965   16,895,231    16,895,231
    Weighted average
     number of shares
     outstanding during
     the period used for
     dilluted loss per
     share                          --          --           --            --

 NUR MACROPRINTERS LTD.
 Consolidated Statements Of Operations
 U.S. $ in thousands, except per share data

                                             Three months ended
                             ------------------------------------------------
                             6/30/2003   6/30/2003    6/30/2002     6/30/2002
                                  GAAP   Non GAAP(a)       GAAP    Non GAAP(b)
                                          Proforma                  Proforma
                             Unaudited   Unaudited    Unaudited     Unaudited
                             ---------   ---------    ---------     ---------
    Revenues
      Sales of printers and
       related products        $13,112     $13,112      $23,423       $23,423

                                13,112      13,112       23,423        23,423
    Cost of revenues
      Cost of sales of
       printers and related
       products                  7,854       7,854       16,244        16,244
      One time inventory
       costs and write-offs      5,522
                                13,376       7,854       16,244        16,244

    Gross profit                  (264)      5,258        7,179         7,179
                                 -2.01%      40.10%       30.65%        30.65%
    Research & Development
     expenses                    1,906       1,906        2,166         2,166
    Less-Grants                   (296)       (296)        (211)         (211)
    Research & Development
     expenses, net               1,610       1,610        1,955         1,955

    Selling expenses, net        2,880       2,880        2,960         2,960
    General and
     administrative expenses     1,905       1,905        2,717         2,717
    Amortization of
     intangible assets               0           0          516           516
    One time doubtful debts
     expenses                    6,694           0            0             0
    Restructuring and other
     one time expenses           2,074           0          848             0
                                13,553       4,785        7,041         6,193

    Operating income (loss)    (15,427)     (1,137)      (1,817)         (969)

    Financial expenses net        (558)       (558)          34            34
    Other expense net                6           6          (18)          (18)


    Income (loss) before
     taxes on income and
     equity losses             (15,979)     (1,689)      (1,801)         (953)

    Taxes on income                  8           8          (75)          (75)
    Equity in profits
     (losses) of affiliates,
     net of taxes                    0           0            0             0

    Net loss for the period   $(15,971)    $(1,681)     $(1,876)      $(1,028)
                               -121.80%     -12.82%        -8.01%       -4.39%

    Loss per share              $(0.93)     $(0.10)      $(0.11)       $(0.06)
    Loss per share              $(0.93)     $(0.10)      $(0.11)       $(0.06)

    Weighted average
    number of shares
     outstanding during
     the period             17,216,071  17,216,071   17,091,542    17,091,542
    Weighted average number
     of shares outstanding
     during the period used
     for dilluted loss per
     share                          --          --           --            --

Non GAAP proforma results of operations excludes the following expenses:

(a) Excluding $2 million of restructuring expenses and $6.7 million of one time doubtful debts expenses and one time inventory write-offs of $5.5 million

(b)  Excluding restructuring and other one time expenses of $ 0.9 million

NUR MACROPRINTERS LTD.
Condensed Balance Sheets, US$ in thousands
                                                                         Percent
                                                 06.30.03     12.31.02    Change
                                                 --------     --------    ------
     Current Assets :
        Cash and cash equivalents                  $9,947      $11,668      -15%
        Accounts receivable - trade                20,851       28,777      -28%
        Other receivables and prepaid
         expenses                                   5,929        5,531        7%
        Inventories                                20,200       24,297      -17%

     Total Current Assets                          56,927       70,273      -19%

     Investments and other non-current assets
     Long-term accounts receivables - trade           795        1,760      -55%
     Investments and other non-current
      assets                                        2,181        2,516      -13%
     Severance pay funds                              921          916        1%
                                                    3,897        5,192      -25%

     Property and Equipment, net                   10,049       11,576      -13%

     Other assets, net                                805          854       -6%

     Total assets                                  71,678       87,895      -18%

     Liabilities and Shareholders' Equity
     Current Liabilities :
     Short - term bank credit                      10,492        5,844       80%
     Current maturities of long - term
      loans                                         2,852        2,020       41%
     Trade payables                                10,644       16,444      -35%
     Accrued expenses and other
      liabilities                                  10,635        8,984       18%
     Advances from customers                        1,688          270      525%
     Total Current Liabilities                     36,311       33,562        8%
     Long -Term Liabilities :
     Long - Term loans                             28,350       30,051       -6%
     Accrued severance pay                          1,064        1,122       -5%
                                                   29,414       31,173       -6%

     Shareholders' Equity :
     Share capital                                  4,233        4,202        1%
     Capital surplus                               45,729       45,697        0%
     Cumulative translation adjustment             (1,128)      (1,286)     -12%
     Accumulated Earnings (Deficit)               (42,881)     (25,453)      68%
     Total Shareholders' Equity                     5,953       23,160      -74%
     Total Liabilities and Shareholders'
      Equity                                       71,678       87,895      -18%



------------------------------
Source: NUR Macroprinters Ltd.